Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Apres Beverages, Inc.
62 Michigan Ave East, Suite 210
Battle Creek, MI 49017
https://caskandkettleusa.com/

Up to $1,070,000.00 in Common Stock at $0.50
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Apres Beverages, Inc.
Address: 62 Michigan Ave East, Suite 210, Battle Creek, MI 49017
State of Incorporation: DE
Date Incorporated: March 07, 2022

Terms:

Equity

Offering Minimum: $10,000.00 | 20,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 2,140,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.50
Minimum Investment Amount (per investor): $100.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Investment Incentives and Bonuses*</u>

Time-Based:

Owner's Bonus and Early Adopters

Invest within the first 72 hours and receive 20% bonus shares

Friends and Family Early Birds

Invest within the first week and receive 12% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive an 8% bonus shares

Amount-Based:

$250+

Tier 1

Receive your choice of Carton + Membership in our Owner's Group (early access to promotions and events)

$500+

Tier 2

Receive your choice of 1 Carton + 1 K-pod of each cocktail + Membership in our Owner's Group

$1,000+

Tier 3

Receive your choice of 5 Cartons (1 of each cocktail) + Membership in our Owner's Group

$2,500+

Tier 4

3% Bonus Shares + Receive your choice of 8 Cartons + Membership in our Owner's Group

$5,000+

Tier 5

5% Bonus Shares + Receive your choice of 8 Cartons + Membership in our Owner's Group

$10,000+

Tier 6

10% Bonus Shares + Receive your choice of 8 Cartons + Membership in our Owner's Group

$25,000+

Tier 7

20% Bonus Shares + Receive your choice of 8 Cartons + Membership in our Owner's

Group

Audience-Based:

5% bonus shares for previous customers

**All perks occur when the offering is completed.*

<u>**The 10% StartEngine Owners' Bonus**</u>

Apres Beverages, Inc. will offer 10% additional bonus shares for all investments committed by investors eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $50. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Apres Beverages, Inc. ("Cask & Kettle" or the "Company") is a C-Corporation organized under the laws of the state of Delaware and is headquartered in Michigan. Cask & Kettle is one of the leaders in hot cocktails with a line of liquid alcoholic k-cup hard coffees & cider designed for use in any Keurig-style brewing system. Current offerings include Irish Coffee, Mexican Coffee, Hot Blonde Coffee, Mint Patty Coffee and Spiked Cider. Each 200ml carton contains five k-cups that hold a variety of liquid distilled spirits, liquid concentrated decaf coffee & natural flavorings/color. Spirits regulation dictates a 3 tier system business model. We sell to distributors in each state and ship from Temperance Distilling in MI to distributor warehouses across the country.

Apres Beverages, Inc. was initially organized as Apres Beverages LLC, a Michigan limited liability company on February 19, 2016, and converted to a Delaware corporation on March 7, 2022.

Competitors and Industry

Competitors

We believe Cask & Kettle has no direct competitors in the K-Cup Hot Cocktail segment of the Adult Beverage category because we are not aware of any other brand selling hot cocktails made with distilled spirits+coffee+flavorings in a K-Pod format.

Top Indirect Competitors:

• Ready-to-Drink Iced Hard Coffees (not cocktails)

1) Brands containing alcohol + coffee: Rebel, Pabst, Newground, etc.

*Typically use malt/beer as the alchol base (vs. Cask & Kettle hot cocktails contain a range of distilled spirits)

*Refrigerated and consumed iced/cold (vs. Cask & Kettle is primarily consumed hot/brewed in Keurig)

*Are Ready-to-Drink and therefore not customizable to preferred level of cream/sugar (vs. Cask & Kettle which consumers add desired level of cream/sugar)

2) Brands containing alcohol + coffee liquers and NO coffee: Kahlua, Cutwater, etc.

*Refrigerated and consumed iced/cold (vs. Cask & Kettle is primarily consumed hot/brewed in Keurig)

*Are Ready-to-Drink and therefore not customizable to preferred level of cream/sugar (vs. Cask & Kettle which consumers add desired level of cream/sugar)

3) Coffee Liqueurs (Bailey's, Kahlua, etc.)

*Are ambient (vs. Cask & Kettle which is brewed/hot)

*Are boozy creamers that consumers typically add to regular brewed coffee or used to make cold cocktails like White Russians (vs. Cask & Kettle which contains a range of distilled spirts+coffee+flavorings and is consumed hot)

4) Coffee Flavored/Infused Spirits (Jameson, Jagermeister, etc.)

* Are ambient (vs. Cask & Kettle which is brewed/hot)

*Coffee-flavored distilled spirits (vs. Cask and Kettle which contains coffee and is brewed like traditional coffee)

Industry

Total US retail coffee sales are $47 billion.

US K-cup sales are $5.7 billion.

US retail spirits sales are $56 billion

There is a $1.6+ billion market of consumers that drink both K-Cups and spirits in the United States, which positions us at the nexus of two booming industries.

Current Stage and Roadmap

The Company is currently in the Post Revenue/Seed Series stage of development.

Our Milestones (Past + Anticipated)

2018: The Launch

2019: Bootstrapped Sales with Independent Launch

• 4 SKUs & 7 States

• Targeted Midsize Distributors

• Pursued Effective Partnerships

2020: Validated In Large Chain Retailer

• Meijer Holiday Program Success

• Top Emerging Brand in Meijer Holiday Program

• Entered Club Channel

• Expanded into 16 States

2021: Expanded Sales Channels & Increased Repeat

• Regional Expansion into Major Retail Chains for Holidays (Kroger, Jewel-Osco, Meijer)

• 1.8X Same Store Sales Growth

• Expanded into NE (NY and Beyond)

• Identified COGS Improvements - Packaging

• Launched Online Sales

2022 - 2023: Anticipated Breakthrough

• Gain Permanent National Chain Distribution

• Continued Expansion at Major Retail Chains

• Build Internal Sales Team

• Gross Margin Improvements

The Team

Officers and Directors

Name: Lucinda Wright

Lucinda Wright's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO & Co Founder
  Dates of Service: September 01, 2018 - Present
  Responsibilities: Manage day-to-day operations of company: Set Business Goals/Objectives, Develop Annual Strategic Plans & Budgets, Approve All Expenditures, Review Monthly, Quarterly and Annual P&L Adjustments, Hire/Train/Oversee All Team Members, Negotiate/Sign All Contracts & Agreements, Conduct Sales Calls with Major Retailers, Attend Distributor Meetings, Conduct Media Interviews, Develop Strategic Partnerships, Approve Sales/Marketing Programs, Lead R&D efforts/Create Innovation Pipeline, Lead Fundraising Efforts, Attend Trade Shows and Meet With BOD. Compensation: $0/annually (No salary or bonus)

- **Position:** Director
  Dates of Service: March 07, 2022 - Present
  Responsibilities: Member and Corporate Director of BOD. Set up Quarterly Meetings, Report Out Meeting Notes, Ensure Proper Governance and Regulatory Compliance.

Name: Pete Borozan

Pete Borozan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Investor Relations & Co Founder
  Dates of Service: January 01, 2021 - Present
  Responsibilities: Contact potential strategic investors, Set up investor 'pitch' calls, create/disseminate investor newsletter and/or other pertinent communications and manage cap table (Carta). Compensation: $0/annually (No salary or bonus). Pete works 8-10 hours per month for Cask & Kettle.

Other business experience in the past three years:

- **Employer:** Snackwerks
  Title: Member of Board of Director's
  Dates of Service: January 01, 2017 - Present
  Responsibilities: None beyond BOD duties

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12

months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the Food & Beverage industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1,000,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our raw and finished goods inventory. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our

management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can’t get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves “rolling closings,” which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies’ businesses, plans or prospects, sometimes on short notice. When such changes

happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our products will fail to gain market acceptance for any number of reasons. If the products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Apres Beverages, Inc. was formed on 03/07/2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Apres Beverages, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government

regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the TTB (Alcohol and Tobacco Tax and Trade Bureau), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Lucinda Wright	3,807,000	Common Stock	18.5%
Peter Borozan	3,213,000	Common Stock	15.61%

The Company's Securities

The Company has authorized Common Stock, and Series Seed Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,140,000 of Common Stock.

Common Stock

The amount of security authorized is 32,762,486 with a total of 15,000,000 outstanding.

Voting Rights

1 vote per share.

Material Rights

The total amount outstanding includes 1,500,000 of shares to be issued pursuant to the Company's Employee Incentive plan, reserved but unissued.

The holders of Common Stock are entitled to 1 vote at all meetings of stockholders, except on amendments to the Certificate of Incorporation that relates solely to the terms of one (1) or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one (1) or more other such series, to vote thereon pursuant to the Certificate of Incorporation or pursuant to the General Corporation Law. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one (1) or more series of Preferred Stock that may be required by the terms of the Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law. The holders of shares of Common Stock are entitled to vote to appoint 2 members of the Board of Directors, voting as a separate class.

Series Seed Preferred Stock

The amount of security authorized is 8,681,243 with a total of 7,081,243 outstanding.

Voting Rights

1 vote per share

Material Rights

• 1X non-participating liqudiation preference

• Vote, as a separate class, to elect and appoint one member of the Board of Directors designated by the preferred stock lead investors.

• Standard NVCA "Protective Provisions"

• Broad-based weighted average anti-dilution protection, subject to customary exceptions.

• Information Rights, including: una

• Pro-rata participation rights to invest in future financings.

Holders of Series Seed Preferred Stock have liquidation preferences over holders of Common Stock.

Holders of Series Seed Preferred Stock vote together with holders of Common Stock as a single class and on an as-converted-to-Common Stock basis.

Series Seed Preferred elects 1 Director on BOD and has standard Preferred Stock Protective Provision.

What it means to be a minority holder

As a minority holder of Common Stock of the Company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible

bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $2,248,000.00
  Use of proceeds: Commercialization and Launch
  Date: July 31, 2021
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $2,248,000.00
  Use of proceeds: Commercialization and Launch
  Date: February 25, 2022
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $2,659,514.11
  Use of proceeds: This was a conversion of the outstanding principal convertible notes and accrued and unpaid interest converting from Notes to a SAFE.
  Date: January 31, 2022
  Offering exemption relied upon: 506(b)

- **Name:** Preferred Stock
  Type of security sold: Equity

Final amount sold: $200,000.00
Number of Securities Sold: 400,000
Use of proceeds: Growth capital.
Date: May 13, 2022
Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Sales for fiscal year 2021 was $757,661, up approximately $200,000 from 2020 sales of $557,208. Net revenue for 2021 was $676,238, up $157,843 from 2020 net revenue of $518,395. As a result of strong holiday performance at Meijer in 2020 we were able to secure holiday programs at Kroger in 4 states, Jewel-Osco in Illinois as well as distribution with Total Wine & More in the Midwest. We launched 1 new product in 2021. We also reduced our sales focus to the most productive 13 distributors in 2021 (net -3 from 2020). Our club channel opportunity with Sam's Club was a one-time 6-month program in 2020 through Q1 2021. Our focus remained largely on driving growth through grocery chains as in prior years.

Cost of sales

Cost of sales in 2021 was $430,282, an increase of $70,365, from costs of $359,917 in the fiscal year 2020. The increase was driven directly by an increase in sales and most COGS expenses increased proportionally. Warehouse handling and storage expenses declined as a proportion of sales due to improved inventory management and contract negotiation.

Gross margins

2021 gross profit increased by $87,477 over 2020 gross profit and gross margins as a percentage of revenues increased from 30.6% in 2020 to 36.4% in 2021. This improved performance was driven by efficiencies in warehouse handling and storage expenses as noted above and a slight product mix improvement. This growth was negatively impacted due to higher production and ingredient costs driven by pandemic-related supply chain issues.

Expenses

The Company’s expenses consist of, among other things, compensation, marketing and sales expenses, fees for professional services, and research and development expenses. We reclassified interest and depreciation expenses to remove them from net income in 2021. Sales grew 36% in 2021 while expenses only increased 23%. While Advertising and Marketing expenses significantly increased this was offset by lower sales contractor fees and a positive variance in one-time adjustments.

Historical results and cash flows:

The following expenses or areas were the most cash flow intensive in the past 2 years:

COGS

- Production/Inventory Build

Sales

- Merchandising Support/In-Store Display Units
- Sales Team Contractor Fees
- Distributor Incentives
- Product Samples
- Excise Taxes

Marketing

- Paid Digital Media
- Consumer Couponing (Catalina)
- Agency Fees (PR/Social Media)

Through 7/2021, cash was generated via a Family & Friends Convertible Note. In Q1 2022, these Notes were converted to SAFE Notes and then directly into Preferred Shares as we converted the company from a Michigan LLC to a Delaware C Corp. Beginning Q2 2022, in conjunction with our Lead Investor (Belles Impact Fund), we began a Seed Series Round with a goal of raising $1 million. This Round will run in parallel with the crowdfunding raise.

We expect our historical sales and expenses to continue on a similar trajectory given our geographical and retail expansion. We have already received repeat agreements from multiple large retailers and expect similar repeat purchase behavior among smaller customers. The expenses needed to support the sales will be similar to past expense categories.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Cash on Hand: $50,180

Chemical Bank Credit Card: $5,000 limit with $495 outstanding

Chase Bank Credit Card: $56,000 limit with $29,304 outstanding

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign are critical to company operations and will be used for inventory build, marketing resources, and sales personnel.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are necessary for the viability of the company and a significant portion of the funds that the company will have will be generated from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise the minimum, we believe that we can operate for an additional 1 month at our current burn rate. Current 12 month average burn rate is $56k, however peak season inventory build (Aug/Sept) runs $130k+ so cash expenditures fluctuate significantly across the year.

How long will you be able to operate the company if you raise your maximum funding goal?

The company will be able to operate for approximately 15 months if we raise our maximum funding goal of $1,070,000. 12 month average burn rate will increase from

$56k/mo. to $71k/mo. Significant cash flow fluctuations driven by peak season inventory build (Aug/Sept) will continue.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We are also pursuing a seed series funding round with Belle Impact Fund as the lead investor with a raise maximum of $1,000,000.

Indebtedness

- **Creditor:** Pete Borozan
  Amount Owed: $75,000.00
  Interest Rate: 0.0%
  Maturity Date: October 31, 2022

- **Creditor:** Nancy Philippart
  Amount Owed: $100,000.00
  Interest Rate: 10.0%
  Maturity Date: May 31, 2022

- **Creditor:** Laurene Horiszny
  Amount Owed: $25,000.00
  Interest Rate: 10.0%
  Maturity Date: April 28, 2022

Related Party Transactions

- **Name of Entity:** Pete Borozan
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: $75,000 Promissory Note
  Material Terms: $75,0000 Promissory Note at 0% interest rate, that matures 2022-10-31

Valuation

Pre-Money Valuation: $10,290,621.50

Valuation Details:

Apres Beverages, Inc. ("Cask & Kettle" or the "Company") determined its pre-money valuation based on an analysis of the following factors:

An External Valuation Report of Apres Beverages conducted by Newchip, report dated 8/9/2021, calculated a valuation of $8.2M and is the result of the weighted average of different methods. These methods are compliant with IPEV (International Private Equity Valuation) Guidelines and included Scorecard, Checklist, Venture Capital, DCF with LTG, and DCF with Multiples.

Since the report in 8/2021, the company has generated an additional $638K in revenue and driven significant value through:

* Expansion across 4 states into major chain accounts like Kroger, Jewel and Meijer during the key holiday selling periods

*Permanent distribution at Total Wine across 3 states

* Expansion into new states throughout the Northeast such as NY, CT, MD, DE, DC

*Last rolling 12 months (since 8/1/21), 16,881 cases shipped to retailers vs. 6,372 cases the prior 12 months, which is +165% shipment increase

* Last rolling 12 months (since 8/1/21), 60% of revenue was driven by major chain retailers vs. 37% the prior 12 months, which is +23pt. increase

Lastly, the ~$10.3M pre-money valuation is a 14X multiple to 2021 Revenue, which is consistent with and/or more reasonable than several Spirits Industry Multiples vs. Revenue examples: Cafe Agave (14X), One Roq (30X).

The pre-money valuation has not been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock is converted to common stock; and

(ii) no shares reserved for issuance under a stock plan are issued.

The Company has 1,500,000 shares reserved for issuance under its EIP and, as seen above, 0 shares were factored into the pre-money valuation.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *StartEngine Fees*
  96.5%
  StartEngine Fees

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  36.0%
  All marketing activities will focus on driving brand awareness and trial and will include: Consumer Couponing/Price Promotion, Packaging Updates, Paid Social Media & Content Creation, PR, Merchandising Support Materials, Strategic Partner Programs, Website Updates.

- *Sales*
  37.0%
  Sales activities will focus on driving distributor sales performance and executing major retailer programs which would include: Hiring (3) internal regional sales managers to call on key accounts and oversee distributor sales force, incentivize distributor sales force, fund major retailer VAP programs, conduct retailer/store sampling programs, conduct retailer/distributor staff trainings, fund sales travel expenses

- *Working Capital*
  19.0%
  Procurement of all raw materials (ingredients/packaging), production of inventory, handling & storage, in/out bound transportation, order processing and billing.

- *Overhead*
  4.5%
  External Agency/Contractor Fees, Legal/Regulatory Expenses, Software/IT, Distributor Inventory Systems Access Fees (VIP), Product Samples

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the

report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://caskandkettleusa.com/ (www.caskandkettleusa.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/cask-and-kettle

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Apres Beverages, Inc.

[See attached]

APRES BEVERAGES, LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
Apres Beverages, LLC
Battle Creek, Michigan

We have reviewed the accompanying financial statements of Apres Beverages, LLC (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

June 3, 2022
Los Angeles, California

APRES BEVERAGES LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,	2021	2020
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 144,181	$ 165,455
Acccounts Receivable, net	207,905	158,122
Inventory	425,225	235,819
Prepaids and Other Current Assets	15,000	15,000
Total current assets	**792,312**	**574,395**
Property and Equipment, net	16,408	22,970
Total assets	**$ 808,719**	**$ 597,365**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 16,716	$ -
Credit Cards	43,953	25,641
Promissory Notes and Loans	200,000	-
Total current liabilities	**260,669**	**25,641**
Convertible Note	2,248,000	1,852,000
Accrued Interest on Convertible Note	415,507	155,496
Total liabilities	**2,924,176**	**2,033,138**
MEMBERS' EQUITY		
Members' Equity	(2,115,457)	(1,435,773)
Total Members' Equity	**(2,115,457)**	**(1,435,773)**
Total Liabilities and Members' Equity	**$ 808,719**	**$ 597,365**

See accompanying notes to financial statements.

APRES BEVERAGES LLC

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	**2021**	**2020**
(USD $ in Dollars)		
Net Revenue	$ 676,238	$ 518,396
Cost of Goods Sold	430,282	359,917
Gross profit	245,956	158,479
Operating expenses		
General and Administrative	195,707	166,080
Research and Development	2,405	13,078
Sales and Marketing	467,339	349,479
Total operating expenses	665,451	528,637
Operating Income/(Loss)	(419,495)	(370,158)
Interest Expense	260,208	76,376
Other Loss/(Income)	(20)	(17)
Income/(Loss) before provision for income taxes	(679,684)	(446,517)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (679,684)**	**$ (446,517)**

See accompanying notes to financial statements.

(in , $US)		Members' Equity
Balance—December 31, 2019	**$**	**(989,256)**
Net income/(loss)		(446,517)
Balance—December 31, 2020	**$**	**(1,435,773)**
Net income/(loss)		(679,684)
Balance—December 31, 2021	**$**	**(2,115,457)**

See accompanying notes to financial statements.

APRES BEVERAGES LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(679,684)	$	(446,517)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		6,562		9,188
Changes in operating assets and liabilities:				
Acccounts receivable, net		(49,783)		(67,875)
Inventory		(189,407)		20,742
Prepaids and Other Current Assets		-		(15,000)
Accounts Payable		16,716		(17,697)
Credit Cards		18,312		25,641
Accrued Interest on Convertible Note		260,010		76,317
Net cash provided/(used) by operating activities		**(617,274)**		**(415,201)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Intangible Assets		-		-
Net cash provided/(used) in investing activities		-		-
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on Promissory Notes and Loans		200,000		-
Borrowing on Convertible Notes		396,000		460,000
Net cash provided/(used) by financing activities		**596,000**		**460,000**
Change in cash		(21,274)		44,799
Cash—beginning of year		165,455		120,655
Cash—end of year	**$**	**144,181**	**$**	**165,455**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Apres Beverages LLC was formed on February 19, 2016, in the state of Michigan. The financial statements of Apres Beverages LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Battle Creek, Michigan.

Founded in 2016, in Battle Creek Michigan, Apres Beverages LLC, and the CASK & KETTLE brand seek to become the leader in hard coffee & cider cocktails. The Certified Women-Owned company has created alcoholic k-pods for use in any single serve brewing system. Five varieties of cocktails are currently sold in seventeen states to drinking-aged adults who enjoy easy to make, well-crafted cocktails at-home.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw ingredients and finished goods which are determined using a First-in-First-out (FIFO) method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Beverages Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2021, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.\

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its beverage products.

Cost of sales

Costs of goods sold include ingredients, packaging, manufacturing, labor, freight, and warehousing.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $467,339 and $349,479, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 3, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2021	2020
Finished goods	$ 425,225	$ 235,819
Total Inventory	**$ 425,225**	**$ 235,819**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of December 31,	2021	2020
Prepaid expenses	$ 15,000	$ 15,000
Total Prepaids and other current asset	**$ 15,000**	**$ 15,000**

5. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	2021	2020
Beverages Equipment	$ 52,524	$ 52,524
Property and Equipment, at Cost	**52,524**	**52,524**
Accumulated depreciation	(36,116)	(29,554)
Property and Equipment, Net	**$ 16,408**	**$ 22,970**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $6,562 and $9,188, respectively.

6. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2021

Member's name	Ownership percentage
Lucinda Wright	30.5%
Lynn Townsend	22.9%
Jeff Grogg	18.2%
Pete Borozan	26.3%
Eric Steif	2.1%
TOTAL	**100.0%**

7. DEBT

Promissory Notes & Loans

During 2021, the Company entered into promissory notes agreements. The details of the Company's notes, and the terms are as follows:

					For the Year Ended December 2021				
Debt Instrument Name	**Principal Amount**	**Interest Rate**	**Borrowing Period**	**Maturity Date**	**Interest Expense**	**Accrued Interest**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**
Promissory Note- Peter Borozan	$ 75,000	0.00%	10/18/2021	On demand	$ -	$ -	$ 75,000	$ -	$ 75,000
Promissory Note- Nancy Philippart and Thomas McGrail	$ 100,000	10.00%	11/4/2021	On demand	$ 1,667	$ 1,667	$ 100,000	$ -	$ 100,000
Promissory Note-Laurene Horiszny	$ 25,000	10.00%	10/2/2021	On demand	$ 417	$ 417	$ 25,000	$ -	$ 25,000
Total	$ 75,000				**$ -**	**$ -**	**$ 200,000**	**$ -**	**$ 75,000**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2022	$ 200,000
2023	-
2024	-
2025	-
Thereafter	-
Total	**$ 200,000**

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	**Principal Amount**	**Interest Rate**	**Borrowing Period**	**Maturity Date**	**Interest Expense**	**Accrued Interest**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Interest Expense**	**Accrued Interest**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**
2018 Convertible Notes	$ 962,000	8.00%	Fiscal Year 2018	2021&2022	76,960	252,873		942,000	942,000	76,960	101,729		$ 962,000	962,000
2019 Convertible Notes	$ 480,000	8.00%	Fiscal Year 2019	2021	38,400	100,134		480,000	480,000	38,400	38,400		$ 480,000	480,000
2020 Convertible Notes	$ 410,000	8.00%	Fiscal Year 2020	2022-2024	32,800	48,167		410,000	410,000	15,367	15,367		$ 410,000	410,000
2021 Convertible Notes	$ 416,000	8.00%	Fiscal Year 2021	2023&2024	14,333	14,333		416,000	416,000	-	-	-	$ -	-
Total					**$ 162,493**	**$ 415,507**	**$ -**	**$ 2,248,000**	**$ 2,248,000**	**$ 130,727**	**$ 155,496**	**$ -**	**$ 1,852,000**	**$ 1,852,000**

The convertible notes are convertible into units at a conversion price. The conversion price shall be equal to the product obtained by multiplying (x) the per share price of the shares by (y) 100% minus 20% (80%). Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

8. RELATED PARTY

There are no related party transactions.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through June 3, 2022, which is the date the financial statements were available to be issued.

On March 1, 2022, the Company converted from a LLC into a C Corp. Apres Beverages Inc. is authorized to issue 15,000,000 shares with a par value of $0.00001.

During 2022, the entire amount of Convertible Notes together with the accrued interest expenses have been converted into a Simple Agreement Future Equity (SAFE).

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $419,495, an operating cash flow loss of $617,274, and liquid assets in cash of $144,181, which less than a year's worth of cash reserves as of December 31, 2021.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Cask & Kettle

Hard Coffee & Cider Cocktails


CASK & KETTLE
{ K-POD COCKTAILS }
GREAT COCKTAILS MADE IN MOMENTS

Website | Battle Creek, MI | FOOD & BEVERAGE

$0.00 raised

0 Investors	$10.3M Valuation
$0.50 Price per Share	$100.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

At Cask & Kettle, we've blended together high-proof distilled spirits, slow-roasted decaf coffee, and bold flavors in the easy-to-use convenience of a k-pod. Crafted into a liquid cocktail concentrate, Cask & Kettle pods can be prepared hot in any Keurig™-Style Brewing System, or (no machine required) by pouring the pod into 6 oz of hot or iced water (then just give it a quick stir). Our cocktails are currently in market, and have been backed by 1,300 retailers.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- **Innovation & Growth:** Over 50% of adults in the U.S drink spirits & 42% of households have Keurig™ brewing machines (source), we've brewed up a new kind of cocktail that brings excitement into these growing markets.
- **Retail Traction:** Our cocktails have been embraced by over 1,300 retailers at both national chains and independent stores in 18 states over the last 12 months. We also achieved 66% year-over-year growth at Meijer supermarket stores last holiday season, positioning us for continued expansion and growth.
- **A Veteran Team:** Our spirits company is women-led and built on the expertise of a powerhouse team with decades of experience across food and beverage companies like Kraft, Kelloggs, Nestle, Kashi, Pabst, Mike's Hard Lemonade, and RNDC.

THE BIG IDEA

Easy, Boozy, K-Pod Cocktails

At Cask & Kettle, we're on a mission to make room for more mindful moments. That's why we've leveraged the convenience of a k-pod to create cocktails that are easy to prepare, share, and shop for without sacrificing craft or complexity. We want to create a drinking experience for our customers that delivers that "treat yourself" vibe whenever, wherever – in the kitchen after the kids are in bed, camping in the Catskills, or even catching up on the back porch with family or best buds. After all, decaf means any time is the right time for a coffee cocktail. You'll find us mixing drinks at the innovative intersection of coffee, cocktails, and convenience.

Make that brewing machine work the night shift

We're all about the technology that helps us work smarter, not harder. So when we took a look around the kitchen at the tools that have really transformed our daily routines, the Keurig™ (that's currently owned by 42% of US households) (source) stared right back at us and we thought - we could use the same machine to create a nightcap at the push of a button. We figured out how to turn the Keurig™ into a bartender - and the first Cask & Kettle K-Pod cocktails were born.

Keurig™ Prep

1. **Grab your favorite mug**
2. **Pop a K-Pod into your brewer**
3. **Select the 6 or 8 oz water button**


CASK & KETTLE
CASK & KETTLE
00:14

No Keurig™ - No Problem

Expertly crafted into a liquid cocktail concentrate, Cask & Kettle pods can be prepared hot in any Keurig™-Style Brewing System or (no machine required) by pouring the pod into 6 oz of hot or iced water (then just give it a quick stir).

Peel & Pour Prep (machine-free prep)

1. **Shake & peel the k-pod**
2. **Pour the liquid k-pod into a glass or mug**
3. **Add 6 oz of hot or iced water & enjoy!**

(see video for example recipe)


MINT
TO BE
00:28

**** Our cocktails can be enjoyed straight up or with a few custom finishing touches like – creamers, cordials, liqueurs, ice cream, garnish etc. Get creative and stir up our K-pods to try out a unique cocktail recipe of your own.***

Our Cocktails

Our current line offers five brews to choose from ranging from iconic after-dinner drinks like - Irish Coffee, Mexican Coffee, and Michigan Spiked Cider to our in-house mixology team's unique take on wind-down libations- Mint Patty Coffee and Hot Blonde Coffee.


OUR COCKTAILS
IRISH COFFEE
76 PROOF
IRISH WHISKEY & DARK ROAST DECAF COFFEE WITH BUTTERY CARAMEL FLAVOR
MEXICAN COFFEE
60 PROOF
TEQUILA & COLOMBIAN DECAF COFFEE WITH A HINT OF MEXICAN CHOCOLATE
SPIKED DRY CIDER
50 PROOF
VODKA & MICHIGAN APPLE CIDER WITH A HINT OF CINNAMON
MINT PATTY COFFEE
75 PROOF
VODKA & DARK ROAST DECAF COFFEE WITH MINT AND CHOCOLATE
HOT BLONDE COFFEE
74 PROOF
VODKA & LIGHT ROAST DECAF COFFEE WITH VANILLA

YOUR AFTER-DINNER COCKTAIL HOUR MADE EASY

PREPARE IN YOUR KEURIG™ OR MIX WITH HOT OR ICED WATER

HIGH PROOF LIQUID SPIRITS


CASK & KETTLE
[HOT COCKTAILS]
Brewed
CASK & KETTLE
MINT PATTY COFFEE
MINT PATTY COFFEE
VODKA AND COFFEE WITH MINT, NATURAL FLAVOURS AND CARAMEL COLOR
75 PROOF
5

SLOW-ROASTED DECAF COFFEE

SMALL-BATCH CRAFT FLAVORS

EACH CARTON MAKES 5 COCKTAILS

Each K-Pod cocktail contains approximately 1 oz. of high-quality distilled spirits, coffee, and robust flavors.

- Each package contains five (5) cocktails (200ml)
- All of our cocktails are made with slow-roasted decaf coffee
- Have an undiluted alcohol content ranging from 25-38% per pod
- Calories range 110-140 per drink
- Our packaging is made with 98% recyclable material

Business Model

Our suggested retail price is $14.99/carton (5 cocktail pods in each carton). We have seen that consumers and retailers alike view this as ‘happy hour’ pricing, encouraging repeat purchasing and “stocking up” behavior. We believe that the approachable price point, ease of use, and craft quality of our cocktails makes them perfect for gift-giving occasions like birthdays and holidays, and we’ve seen increased sales across these periods.

That Five O’Clock Feeling, Now in a K-Pod


ESTD 2017
CASK &
KETTLE
{HOT COCKTAILS}

THE MARKET

Entering Billion Dollar Markets

- Total US retail **coffee sales** $47 billion (source)
- US **K-cup sales** $5.7 billion (source)
- US retail **spirits sales** $56 billion (source)

There is a **$1.6+** billion market of consumers that drink both K-Cups and spirits in the United States, which positions us at the nexus of two booming industries. (source, source)

At-Home Spirits Consumption Continues to Grow

Spirits sales at liquor & grocery stores have grown steadily the last 14 years, showing an increase in consumers wanting to enjoy their alcoholic beverages at home (source). With this in mind, we've designed our boozy k-pods with the goal to meet the continued growth in the at-home drinking market.

OUR TRACTION

We are outperforming other new items in our category

- 66% YOY growth at Meijer chain grocery stores
- Hit 20% repeat purchasing in 12 weeks across Meijer and Kroger Stores.
- Standalone producer of K-Pod cocktails - no direct competition in spirits, cordials, coffee, or k-cups


CONSUMER REPEAT AT 12 WEEKS FROM LAUNCH
20% Target
20%
14%
14%

Retail Chain Distribution

We've been thrilled to grow our partnerships with major chain retailers across the country thanks to the repeat purchasing behavior of our customers.

We're currently partnered with:

- Kroger
- Total Wine & More
- Meijer
- Lucky/Save Mart

*more chain acceptances on the way in 2022.


OUR EXPANSION
WE CURRENTLY HAVE ACTIVE DISTRIBUTION IN 18 STATES, WITH EXPANSION IN 2 MORE PLANNED FOR FALL 2022.

We believe our team boasts impressive expertise in food & beverage innovation, manufacturing, and growth from Kraft, Kelloggs, Nestle, Kashi, Pabst, Mike's Hard Lemonade, and RNDC. This trailblazing team came together to create Cask & Kettle, aimed to accelerate our distribution and scale in major markets.


OUR LEADERSHIP
LUCINDA WRIGHT
CHIEF EXECUTIVE OFFICER
• VICE PRESIDENT OF MARKETING, KELLOGG COMPANY
• DIRECTOR OF PRIVATE BRAND (GROCERY) INNOVATION, MEIJER
• EXECUTIVE PARTNER OF STRATEGY, INNOVATION, MARKETING & SALES, JPG RESOURCES
• CO-FOUNDER OF APRES BEVERAGES INC.
PETE BOROZAN
INVESTOR RELATIONS
• VICE PRESIDENT OF SUPPLY CHAIN, NESTLE
• EXECUTIVE PARTNER OF SUPPLY CHAIN, JPG RESOURCES
• CO-FOUNDER OF APRES BEVERAGES INC.
KEVIN RIPLEY
SUPPLY CHAIN LEAD
• DIRECTOR OF RETAIL MANUFACTURING, KRAFT FOODS
• PLANT DIRECTOR, MONDELEZ INTERNATIONAL
SCOTT GODWIN
NATIONAL SALES DIRECTOR
• NATIONAL SPIRITS ACCOUNT MANAGER, RNDC
• NATIONAL ACCOUNT MANAGER, PABST BREWING COMPANY
• KEY ACCOUNT MANAGER, MIKE'S HARD LEMONADE


OUR MILESTONES
2022-2023
ANTICIPATED BREAKTHROUGH
• GAIN PERMANENT NATIONAL CHAIN DISTRIBUTION
• CONTINUED EXPANSION AT MAJOR RETAIL CHAINS
• BUILD INTERNAL SALES TEAM
• GROSS MARGIN IMPROVEMENTS
2021
EXPANDED SALES CHANNELS & INCREASED REPEAT
• REGIONAL EXPANSION INTO MAJOR RETAIL CHAINS FOR HOLIDAYS (KROGER, JEWEL-OSCO, MEIJER)
• 1.8X SAME STORE SALES GROWTH
• EXPANDED INTO NE (NY AND BEYOND)
• IDENTIFIED COGS IMPROVEMENTS - PACKAGING
• LAUNCHED ONLINE SALES
2020
VALIDATED IN LARGE CHAIN RETAILER
• MEIJER HOLIDAY PROGRAM SUCESS
• TOP EMERGING BRAND IN MEIJER HOLIDAY PROGRAM
• ENTERED CLUB CHANNEL
• EXPANDED INTO 16 STATES
2019
BOOTSTRAPPED SALES WITH INDEPENDENT LAUNCH
• 4 SKUS & 7 STATES
• TARGETED MIDSIZE DISTRIBUTORS
• PURSUED EFFECTIVE PARTNERSHIPS
2018
THE LAUNCH

**The above graphic contains anticipated events as well as past milestones.*

WHY INVEST

The Making of a Household Name

We believe that this a rare opportunity to invest in a new segment of spirits with broad consumer appeal so grab a mug, pull up a seat, and join us at the table - the drinks are on us.

Invest today.

In the Press

Midwest Living

SHOW MORE

Meet Our Team





Lucinda Wright

CEO

• Vice President of Marketing, Kellog Company

• Director of Private Brand (Grocery) Innovation, Meijer

• Executive Partner of Strategy, Innovation, Marketing & Sales, JPG Resources

• Co-Founder of Apres Beverages Inc.

Pete Borozan

Investor Relations & Co Founder

• Vice President of Supply Chain, Nestle

• Executive Partner of Supply Chain, JPG Resources

• Co-Founder of Apres Beverages Inc.

Pete works 8-10 hours per month for Cask & Kettle.







Kevin Ripley

Supply Chain Lead

• Director of Retail Manufacturing, Kraft Foods

• Plant Director, Mondelez International

Kevin works 6-8 hours per month for Cask & Kettle.

William Blackman

Asst GM & Distributor Mgmt

• General Manager, Glam Doll Donuts

• Assistant Pastry Chef, Amour Patisserie

Scott Godwin

National Sales Director

• National Spirits Account Manager, RNDC

• National Account Manager, Pabst Brewing Company

• Key Account Manager, Mike's Hard Lemonade

Scott works 8-10 hours per month for Cask & Kettle.

Offering Summary

Company	Apres Beverages, Inc.
Corporate Address	62 Michigan Ave East, Suite 210, Battle Creek, MI 49017
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$100.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	20,000
Maximum Number of Shares Offered	2,140,000
Price per Share	$0.50
Pre-Money Valuation	$10,290,621.50

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Owner's Bonus and Early Adopters

Invest within the first 72 hours and receive 20% bonus shares

Friends and Family Early Birds

Invest within the first week and receive 12% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive an 8% bonus shares

Amount-Based:

$250+

Tier 1

Receive your choice of Carton + Membership in our Owner's Group (early access to promotions and events)

$500+

Tier 2

Receive your choice of 1 Carton + 1 K-pod of each cocktail + Membership in our Owner's Group

$1,000+

Tier 3

Receive your choice of 5 Cartons (1 of each cocktail) + Membership in our Owner's Group

$2,500+

Tier 4

3% Bonus Shares + Receive your choice of 8 Cartons + Membership in our Owner's Group

$5,000+

Tier 5

5% Bonus Shares + Receive your choice of 8 Cartons + Membership in our Owner's Group

$10,000+

Tier 6

10% Bonus Shares + Receive your choice of 8 Cartons + Membership in our Owner's Group

$25,000+

Tier 7

20% Bonus Shares + Receive your choice of 8 Cartons + Membership in our Owner's Group

Audience-Based:

5% bonus shares for previous customers

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Apres Beverages, Inc. will offer 10% additional bonus shares for all investments committed by investors eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $50. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Any expense labeled "Travel and Entertainment".

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Cask & Kettle to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

I'm not a robot

reCAPTCHA
Privacy - Terms

Post

Please sign in to post a comment.

startengine

©2022 All Rights Reserved

About

Our Team
Equity Crowdfunding 101
Blog
StartEngine Careers
Portfolio Job Board

Companies

Get Funding
How It Works
Why StartEngine
Founder FAQ
Refer Founders
Partnerships

Investors

Start Investing
Investing 101
Investor FAQ
Earn 10% Bonus
Form CRS

Legal/Contact

Terms of Use
Privacy Policy
Disclaimer
Annual Reports
Help Center
Contact Us

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - **Do Not Sell My Personal Information**

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Luc: Hi I'm Lucinda

W: and I'm William

L The idea for C&K really originated from our love of well crafted drinks. Whether you're ordering from your favorite bartender or barista, it's just better when someone with the right expertise makes it for you. We saw the opportunity to blend the comfort that you find at your neighborhood coffee shop with a craft cocktail experience that you can enjoy at home.

W So like any good innovators, we did some research and the data showed us that the business opportunity was right on - 40% of U.S. households have a Keurig-style brewing machine and over 40% of adults drink spirits which showed us an open space in the market where we could bring a truly unique product into the spirits aisle. Our mixologists got to work weaving together liquid spirits, concentrated coffee, and craft cocktail flavors into a k-pod and Cask & Kettle was born.

L Now at just over 1.7million in sales to date across 20 states our greatest challenge has been expanding fast enough to reach all of the customers that are excited about our brand.

W We're focusing on expanding into larger grocery chains and have validated that with proof of concept sales from Meijer- a powerhouse Midwest supermarket. With the results from a very strong 2020 Holiday launch at Meijer we were granted the opportunity to expand into similar chains in the midwest and we also followed up our 2020 success with 69% Year over Year growth at Michigan Meijer stores.

L This retail success coupled with an expansion into online sales where spirits regulations have allowed are key to our continued growth.

Our veteran team has decades of food and beverage industry experience and is well positioned to leverage our collective expertise to drive the continued sales success that will make Cask & Kettle a household name.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify

investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "APRES BEVERAGES, INC.", FILED IN THIS OFFICE ON THE THIRTEENTH DAY OF MAY, A.D. 2022, AT 3:14 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

6663272 8100
SR# 20221988705

Authentication: 203456305
Date: 05-17-22

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:14 PM 05/13/2022
FILED 03:14 PM 05/13/2022
SR 20221988705 - File Number 6663272

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF APRÈS BEVERAGES, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

Après Beverages, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Après Beverages, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on March 7, 2022 under the name Après Beverages, Inc.

2. That the Board of Directors of the Corporation (the "**Board of Directors**") duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is Après Beverages, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is National Registered Agents, Inc.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 32,762,486 shares of Common Stock, $0.00001 par value per share ("**Common Stock**") and (ii) 8,681,243 shares of Preferred Stock, $0.00001 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of the Common Stock are entitled to one (1) vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation (as may be amended and/or restated from time to time, the "**Certificate of Incorporation**") that relates solely to the terms of one (1) or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one (1) or more other such series, to vote thereon pursuant to the Certificate of Incorporation or pursuant to the General Corporation Law. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one (1) or more series of Preferred Stock that may be required by the terms of the Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

8,681,243 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series Seed Preferred Stock**", with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "Sections" in this Part B of this Article Fourth refer to sections of Part B of this Article Fourth.

1. Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by

an amount equal to the Series Seed Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one (1) class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The "**Series Seed Original Issue Price**" shall mean $0.50 per share for each share of Series Seed Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization).

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid on a *pari* passu basis out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the Series Seed Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of the applicable series of Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. If, upon the occurrence of such event, the amount payable pursuant to this Section 2.1 thus distributed among the holders of the applicable series of Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the full amount legally available for distribution shall be distributed ratably among the holders of such series of Preferred Stock in proportion to the full preferential amount that each such holder is otherwise entitled to receive under this Section 2.1. The amount which a holder of a share of Series Seed Preferred Stock is entitled to receive under this Section 2.1 is hereinafter referred to as the "**Series Seed Liquidation Amount.**"

2.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all preferential amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of a majority of the outstanding shares of Preferred Stock, voting together as a single class on an as-converted to Common Stock

basis (the "**Requisite Holders**"), elect otherwise by written notice sent to the Corporation prior to the effective date of any such event:

(a) a merger or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one (1) or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation; or

(c) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions to which the Corporation is party, to a person or group of affiliated persons (other than an underwriter of the Corporation's securities), of fifty percent (50%) or more of the then outstanding voting stock of the Corporation (or the surviving or acquiring entity); provided that in no event shall a bona fide equity financing transaction constitute a Deemed Liquidation Event.

2.3.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2.

(b) In the event of a Deemed Liquidation Event referred to in Section 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the

Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Preferred Stock, and (ii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation, together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the Series Seed Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall ratably redeem each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Section 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

2.3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation.

2.3.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Section 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 2.3.4, consideration placed into escrow or retained as holdback to be available for satisfaction of indemnification or

similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. Voting.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

3.2 Election of Directors. The holders of record of the shares of Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Corporation (the **"Preferred Director"**) and the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Corporation; provided, however, for administrative convenience, the initial Preferred Director may also be appointed by the Board of Directors in connection with the approval of the initial issuance of Preferred Stock without a separate action by the holders of Preferred Stock. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of the shares of the class or series of capital stock entitled to elect such director or directors fail to elect a director to fill any directorship for which they are entitled to elect a director pursuant to this Section 3.2, then any directorship not so filled shall remain vacant until such time as the holders of the shares of the class or series of capital stock entitled to elect such director or directors, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Preferred Stock), exclusively and voting together as a single class on an as-converted to Common Stock basis, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Section 3.2, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Section 3.2.

3.3 Preferred Stock Protective Provisions. For so long as at least fifty percent (50%) of the shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by

amendment, merger, consolidation, recapitalization, reclassification, or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the holders of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect.

3.3.1 liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

3.3.2 amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation (as amended and/or restated from time to time, the "**Bylaws**") in a manner that adversely affects the powers, preferences or special rights of the Preferred Stock;

3.3.3 (i) create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock, unless the same ranks junior to the Preferred Stock with respect to its rights, preferences and privileges, or (ii) increase or decrease the authorized number of shares of Preferred Stock, Common Stock or any additional class or series of capital stock of the Corporation unless the same ranks junior to the Preferred Stock with respect to its rights, preferences and privileges;

3.3.4 (i) reclassify, alter or amend any existing security of the Corporation that is *pari passu* with the Preferred Stock with respect to its rights, preferences and privileges, if such reclassification, alteration or amendment would render such other security senior to the Preferred Stock in respect of any such right, preference, or privilege or (ii) reclassify, alter or amend any existing security of the Corporation that is junior to the Preferred Stock in respect to its rights, preferences and privileges, if such reclassification, alteration or amendment would render such other security senior to or *pari passu* with the Preferred Stock in respect of any such right, preference or privilege;

3.3.5 purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock; (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof, and (iv) as the result of the exercise by the Corporation of a right of first refusal on shares of Common Stock;

3.3.6 create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one (1) or more other subsidiaries) by the Corporation, or permit any subsidiary to create, or authorize the creation of, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect

subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary; or

3.3.7 increase or decrease the authorized number of directors constituting the Board of Directors or change the number of votes entitled to be case by any director or directors on any matter.

4. Optional Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Series Seed Original Issue Price by the Series Seed Conversion Price (as defined below) in effect at the time of conversion. The "**Series Seed Conversion Price**" shall initially be equal to $0.50. Such initial Series Seed Conversion Price, and the rate at which shares of Series Seed Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2 Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock; provided that the foregoing termination of Conversion Rights shall not affect the amount(s) otherwise paid or payable in accordance with Section 2.1 to holders of Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event.

4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or

destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in Section 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2 Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the Series Seed Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Series Seed Conversion Price.

4.3.3 Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such

appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the Series Seed Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustments to Conversion Price for Diluting Issues.

4.4.1 Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a) **"Additional Shares of Common Stock"** shall mean all shares of Common Stock issued (or, pursuant to Section 4.4.3 below, deemed to be issued) by the Corporation after the Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, **"Exempted Securities"**):

(i) as to any series of Preferred Stock shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on such series of Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section 4.5, 4.6, 4.7 or 4.8;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to the Corporation's 2022 Equity Incentive Plan (as it may be amended from time to time), or any other plan, agreement or arrangement approved by the Board of Directors, and in accordance

with Article IV, Paragraph B, Section 3.3, to the extent applicable;

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation;

(vi) shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors of the Corporation; or

(vii) shares of Common Stock issued in connection with a Qualified IPO (as defined below).

(b) **"Convertible Securities"** shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(c) **"Option"** shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(d) **"Original Issue Date"** shall mean the date on which the first share of Preferred Stock was issued.

4.4.2 No Adjustment of Series Seed Conversion Price. No adjustment in the Series Seed Conversion Price for Preferred Stock shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holders of at least a majority of the outstanding shares of Series Seed Preferred Stock, in the case of the Series Seed Preferred Stock.

4.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Series Seed Conversion Price for Preferred Stock pursuant to the terms of Section 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Series Seed Conversion Price for Preferred Stock computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Series Seed Conversion Price for Preferred Stock as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Series Seed Conversion Price for Preferred Stock to an amount which exceeds the lower of (i) the Series Seed Conversion Price for Preferred Stock in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price for Preferred Stock that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Series Seed Conversion Price for Preferred Stock pursuant to the terms of Section 4.4.4 (either because the consideration per share (determined pursuant to Section 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Series Seed Conversion Price for Preferred Stock then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding

automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Section 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Series Seed Conversion Price for Preferred Stock pursuant to the terms of Section 4.4.4, the Series Seed Conversion Price for Preferred Stock shall be readjusted to such Conversion Price for Preferred Stock as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Series Seed Conversion Price for Preferred Stock provided for in this Section 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Section 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Series Seed Conversion Price for Preferred Stock that would result under the terms of this Section 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Series Seed Conversion Price for Preferred Stock that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 Adjustment of Series Seed Conversion Price for Preferred Stock Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3), without consideration or for a consideration per share less than the Series Seed Conversion Price for Preferred Stock in effect immediately prior to such issuance or deemed issuance, then the Series Seed Conversion Price for Preferred Stock shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP_2" shall mean the Series Seed Conversion Price for Preferred Stock in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock;

(b) "CP_1" shall mean the Series Seed Conversion Price for Preferred Stock in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 Determination of Consideration. For purposes of this Section 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property: Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received,

computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Series Seed Conversion Price for Preferred Stock pursuant to the terms of Section 4.4.4, and such issuance dates occur within a period of no more than ninety (90) days from the first such issuance to the final such issuance, then, upon the final such issuance, the Series Seed Conversion Price for Preferred Stock shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the Series Seed Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Series Seed Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Series Seed Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Series Seed Conversion Price then in effect by a fraction:

(a) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(b) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing (i) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series Seed Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Series Seed Conversion Price shall be adjusted pursuant to this Section as of the time of actual payment of such dividends or distributions; and (ii) that no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such

event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Section 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Series Seed Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock. For the avoidance of doubt, nothing in this Section 4.8 shall be construed as preventing the holders of Preferred Stock from seeking any appraisal rights to which they are otherwise entitled under the General Corporation Law in connection with a merger triggering an adjustment hereunder, nor shall this Section 4.8 be deemed conclusive evidence of the fair value of the shares of Preferred Stock in any such appraisal proceeding.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Series Seed Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Preferred Stock.

4.10 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon

conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $25,000,000 of gross proceeds, to the Corporation and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved by the Board of Directors (a "**Qualified IPO**") or (b) with respect to the Preferred Stock, the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (x) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Section 4.1.1 and (y) such shares may not be reissued by the Corporation.

5.2 Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement

reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b) pay cash as provided in Section 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption, conversion or acquisition.

7. Waiver. Except as otherwise set forth herein, any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Requisite Holders.

8. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by the Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

SIXTH: Subject to any additional vote required by the Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws .

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification, or (b) increase the liability of any director, officer or other agent of the Corporation with respect to any acts or omissions of such director, officer or other agent occurring prior to such amendment, repeal or modification.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An **"Excluded Opportunity"** is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee or advisor of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are **"Covered Persons"**), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered

Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Amended and Restated Certificate of Incorporation, the affirmative vote of the holders of at least a majority of the shares of Preferred Stock the outstanding, will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 13th day of May, 2022.

DocuSigned by:

By: ______________________

Name: Lucinda Wright

Title: CEO and President